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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                          In Store Media Systems, Inc.
                          ----------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                   45323V 10 6
                                   -----------
                                 (CUSIP Number)


                               Charles A. Schulze
            15423 East Batavia Drive, Aurora, CO 80011 (303) 364-6550
        -----------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                February 13, 2000
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement ". (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

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CUSIP No.45323V106                     13D                     PAGE 2 OF 5 PAGES
         ---------
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     CHARLES A. SCHULZE, as President and principal shareholder and having voting and investment control of the shares owned by
     American International Investments, Inc.
     SSN:  ###-##-####
________________________________________________________________________________
2    IF ANY OF THE SHARES BENEFICIALLY OWNED BY A REPORTING PERSON ARE
     HELD AS A MEMBER OF A GROUP AND SUCH MEMBERSHIP IS EXPRESSLY
     AFFIRMED, PLEASE CHECK BOX (a). IF MEMBERSHIP IN A GROUP IS
     DISCLAIMED OR THE REPORTING PERSON DESCRIBES A RELATIONSHIP WITH
     OTHER PERSONS BUT DOES NOT AFFIRM THE EXISTENCE OF A GROUP, PLEASE
     CHECK BOX (b).

                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


     Not Applicable
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    20,614,198
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          -0-
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    20,614,198
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    -0-
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,614,198 (all of which are disclaimed other than through Reporting Person's derivative ownership interest as President and principal shareholder of American International Investments, Inc., owner of the common stock).

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     32.2%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.45323V106                     13D                     PAGE 3 OF 5 PAGES
         ---------

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the shares of Common Stock of In Store Media Systems, Inc. (the "Issuer"). The name and address of the principal executive officers of the Issuer are:

   Name                             Age                 Position
--------------------------------------------------------------------------------

Everett E. Schulze, Jr.             48       Chief Executive Officer
    15423 East Batavia Drive                  and Chairman of the Board
    Aurora, CO  80011

Donald P. Uhl                       65       Executive Vice President, Director
    15423 East Batavia Drive
    Aurora, CO  80011

Thomas Y. Gorman                    42       Chief Financial Officer
    15423 East Batavia Drive
    Aurora, CO  80011

Lawrence P. Mortimer                51       Senior Vice President Marketing
    15423 East Batavia Drive
    Aurora, CO  80011

Charles Chavez                      53       Vice President Operations, Director
    15423 East Batavia Drive
    Aurora, CO  80011


ITEM 2.  IDENTITY AND BACKGROUND

         (a) Name;

             CHARLES A. SCHULZE

         (b) Business address;

             15423 EAST BATAVIA DRIVE
             AURORA, CO  80011

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

             DIRECTOR OF PURCHASING AND DIRECTOR OF IN STORE MEDIA SYSTEMS, INC. WITH A PRINCIPAL BUSINESS ADDRESS OF 15423 EAST BATAVIA DRIVE, AURORA, CO 80011.

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case.

             REPORTING PERSON HAS NOT BEEN CONVICTED IN ANY CRIMINAL PROCEEDING DURING THE LAST FIVE YEARS.

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

             REPORTING PERSON HAS NOT BEEN PARTY TO A CIVIL PROCEEDING PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS.

         (f) Citizenship.

             REPORTING PERSON IS A CITIZEN OF THE UNITED STATES OF AMERICA.

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CUSIP No.45323V106                     13D                     PAGE 4 OF 5 PAGES
         ---------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Reporting person acquired the shares of the Issuer in December 1992 as a gift to American International Investments, Inc. from reporting person's father, Everett Schulze, Jr., who acquired the 20,614,198 shares upon the merger of the Issuer, (formerly Crescent Gold Corporation, a Nevada corporation) with In Store Media Systems, Inc., a Colorado corporation (the "Disappearing Corporation") on September 15, 1998, after which Issuer changed its corporate name to In Store Media Systems, Inc. American International Investments, Inc. is owned by the children of Mr. Everett Schulze, Jr.

ITEM 4.  PURPOSE OF TRANSACTION

         Receipt of gift whereby the shares owned by Mr. Everett Schulze, Jr., as a founder of Issuer, were gifted to his children through American International Investments, Inc.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Reporting person beneficially and of record owns 20,614,198 shares of Issuer Common Stock which represents approximately 32.2 percent of the outstanding shares of Common Stock of the Issuer.

         (b) Reporting person has sole voting and dispositive power over 20,614,198 shares of Common Stock and does not share voting or dispositive power over such shares with any other person.

         (c) During the last sixty (60) days, reporting person has not sold or otherwise disposed of any shares of Common Stock in broker's transactions effectuated through one or more market maker in the Issuer's Common Stock in unsolicited transactions.

         (d) Is any other person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

             NOT APPLICABLE.

         (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

             NOT APPLICABLE.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reporting person has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 Merger Agreement and Plan of Reorganization dated September 15, 1998 by and between Crescent Gold Corporation and In Store Media Systems, Inc., filed as Exhibit No. 2.1 to the Issuer's Registration Statement on Form 10 previously filed with the Securities and Exchange Commission.

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CUSIP No.45323V106                     13D                     PAGE 5 OF 5 PAGES
         ---------
                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     February 22, 2000
                                                     -----------------------
                                                     Date



                                                     /S/  CHARLES A. SCHULZE
                                                     ---  ------------------
                                                     Signature


                                                     Charles A. Schulze
                                                     -----------------------
                                                     Name